SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Contact:      Edson Alves Menini
Tele Sudeste Celular Participações
55-11) 3059 7531

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
REPORTS RESULTS FOR THE FIRST QUARTER OF 2003

Rio de Janeiro, Brasil – April 28, 2003 – Tele Sudeste Celular Participações S.A. — TSD (NYSE: TSD, BOVESPA: TSEP3 (Common), TSEP4 (Preferred)) announced today its consolidated results for the first quarter of 2003 (1Q03). TSD is the holding company that owns 100% of Telerj Celular S.A., the largest cellular operator in Rio de Janeiro, and Telest Celular S.A., the largest cellular operator in Espírito Santo.

The following financial and operating information, except where otherwise stated, are presented in Brazilian Corporate Law and on a consolidated basis. Comparisons, unless otherwise stated, refer to the first quarter of 2002 (1Q02). Dollar figures are provided only for your convenience and the conversion is made at an exchange rate of R$ 3.3531 per US dollar, as of March 31, 2003.

HIGHLIGHTS

Tele Sudeste Celular

R$ million	1Q03	4Q02	% Change	1Q 02	% Change

Net Operating Revenue - Services	416.3	420.4	-1.0%	402.2	3.5%
Net Operating Revenue - Equipment	47.2	78.3	-39.7%	43.7	8.0%
Total Net Operating Revenues	463.5	498.7	-7.1%	445.9	3.9%
Total Operating Costs	(296.5)	(389.1)	-23.8%	(275.8)	7.5%
EBITDA	167.0	109.6	52.4%	170.1	-1.8%
EBITDA Margin	36.0%	22.0%	14.0pp	38.1%	-2.1pp
EBIT	57.3	11.7	389.5%	77.2	-25.8%
Net Income	29.9	9.0	232.2%	46.8	-36.1%
EPS *	0.07	0.02	245.5%	0.12	-41.5%
CAPEX (YTD)	66	371	-82.2%	35	86.9%
CAPEX as % of Revenues	14.3%	n.a	n.a	7.9%	6.4pp
Operational Cash Flow (CF)	100.8	(70.5)	n.a	134.7	-25.2%
CFPS*	0.23	(0.17)	n.a	0.34	-31.5%
Customers, of which (in thousand)	3,365	3,455	-2.6%	3,123	7.7%
Post Paid	1,115	1,087	2.6%	997	11.8%
Pre paid	2,250	2,368	-5.0%	2,126	5.8%

EBITDA - earnings before interest, taxes, depreciation and amortization
EBITDA Margin - EBITDA/Total Operating Revenues
EBIT - earnings before interests and taxes
Operational Cash Flow = EBITDA - Capex
* Earnings and cash flow per share information is calculated on the basis of 1,000 shares.

BASIS FOR PRESENTING THE RESULTS

  As of December 27, 2002, the operations of Telesp Celular Participações, Tele Sudeste Celular Participações, CRT Celular Participações and Tele Leste Celular Participações have all been gathered under the umbrella of the same economic Group (brand “Vivo”). Therefore, accounting and managerial practices have been standardized during the first quarter of this year. As a result, all information released to the market will reflect these unified procedures, which were in line with auditors’ opinion.

  Adjustment in subscribers base – following the standardization of accounting and management practices, adopting a more rigorous criteria, TSD changed the disconnection criterion for prepaid clients due to non-recharging cards from 120 days to 90 days. As a consequence, 120,000 clients were disconnected as per this adjustment.

1Q03 HIGHLIGHTS

  Market Position

  Total subscribers base increased 7.7% in 1Q03 in comparison to 1Q02 reaching 3.365 million clients, representing a net additions of 242 thousand, 118 thousand post-paid clients and 124 thousand pre-paid clients.

  In line with the strategy of focusing on high-end clients, the post-paid client service base maintained its growth, reaching 1,115 thousand during the 1Q03.

Costs Control

  Capital Expenditures during this quarter totaled R$ 66.2 million (US$ 19.7 million) which stands for 14.3% of the net revenues in comparison to the 7.9% of net revenues in the 1Q02 and 36.1% in the 4Q02.

  In the 1Q03, delinquency levels stood at 1.5% of gross revenues, a 1.4 p.p. decrease compared to the 1Q02, pointing to higher efficiency in collecting, improvement of post-paid client base quality, and also due to the result of the credit control regarding dealers and corporate clients strategy.

Operating Performance

  Net revenues stood at R$ 463.5 million (US$ 138.2 million) in the 1Q03, an increase of 3.9% growth compared to the same period in 2002 and a 7.1% reduction compared to the 4Q02, due mainly to a lower terminal sales figure if compared to the 4Q02.

2003 – QUARTER AND SUBSEQUENT EVENTS

January

  01/15 – The Joint Venture between Portugal Telecom and Telefónica Móviles announces the acquisition of Tele Centro Oeste Celular – TCO.

February

  Announcement to the shareholders informing of the capital increase through a private subscription of new shares, extending preemptive rights to senior stockholders as well as the capital increase’s filing at the SEC in order to extend preemptive rights to ADR holders in the United States.

March

  TSD concluded its capital increase in the amount of R$ 93.5 million;

April

  The Portugal Telecom Group and Telefónica Móviles announced the joint venture’s new Brazil brand “VIVO”.

OPERATING REVIEW

Operating data below refers to Tele Sudeste Celular S.A., A-Band mobile operators in the State of Rio de Janeiro and Espírito Santo.

Operational Ratios - Tele Sudeste Celular

(in thousand) - end of period	1Q03	4Q02	% change	1Q02	% change

Total number of subscribers, of which	3,365	3,455	-2.6%	3,123	7.7%
Postpaid	1,115	1,087	2.6%	997	11.8%
Prepaid	2,250	2,368	-5.0%	2,126	5.8%

	1Q03	4Q02	% change	1Q02	% change

ARPU (in R$ per month)(1)	40	42	-4.8%	44	-9.1%
Postpaid	87	88	-1.1%	92	-5.4%
Prepaid	18	21	-14.3%	20	-10.0%
MOU Total (*)	98	110	-11.3%	112	-12.9%
Postpaid	182	208	-12.5%	199	-8.5%
Prepaid	56	63	-11.9%	67	-17.2%

Headcount - in the end of the period (2)	1,849	1,972	-6.2%	2,009	-8.0%
Client/Employee	1.82	1.75	3.9%	1.55	17.1%

(1) These figures reflect the adopted disconnection criterion in the 1Q03
(2) Headcount = in-house and outsourced employees (excluding Call Center)
(*) 4Q02 MOU considers traffic promotional minutes to capture new subscribers during Christmas Campaign higher than previous quarters' figures

Operating Data

Subscriber base increased 7.7% in the quarter compared to the 1Q02, totaling 3.365 million, representing a net addition of 242 thousand new clients.

Client detention campaigns focused on the high-end client segment, were strategic operations for the armoring of the client base.

The 1Q03 was highlighted by the “Coisa” marketing campaign focused on the younger segment, which has contributed in gathering new clients and the diffusion of value-added services.

Total Average Minutes of Use (MOU) was 98 in the 1Q03, a decrease of 12.9% compared to the 1Q02 and Postpaid MOU decreased 8.5% from 199 in 1Q02 to 182 in 1Q03, basically due to a worse macroeconomic scenario during the year of 2002.

Post-paid service ARPU (Average Revenue per User) reached R$ 87 (US$ 25.9) during the 1Q03, a 5.4% decrease in comparison to 1Q02, however in line with the 4Q02 (R$ 88). Total ARPU decreased from R$ 44 (US$ 13.1), during the 1Q02 to R$ 40 in 1Q03.

Financial Review

Revenues

Operating Revenues (in R$ million)

	1Q03	4Q02	1Q02

Monthly Subscription + Usage Charges	355.8	315.5	314.1
Domestic	274.6	240.4	209.5
AD	19.1	10.3	15.3
DSL	6.7	5.6	7.4
Network usage fee	197.2	208.5	191.5
Other	4.6	4.2	3.6
Operating Revenue from services	557.6	528.2	509.2
Sale of equipment	76.3	121.1	65.2
Total Gross operating revenues	633.9	649.3	574.4

Total Deductions	(170.4)	(150.6)	(128.5)

Net Operationg Revenues	463.5	498.7	445.9

Net revenues totaled R$ 463.5 million (US$ 138.2 million) in 1Q03, a 3.9% increase compared to the same period in 2002. The net revenues from services increased 3.5% in the period, reaching R$ 416.3 million (US$ 124.2 million). This positive performance is primarly a result of the client base growth with special highlights to the acquisition of postpaid clients and continuous effort in returning the high-end clients by means of client allegiance and retaining operations (Points Program/Favorites Program) besides the increase of the interconnection tariff (VUM) as of February of 2003.

The net revenues from handset sales reached R$ 47.2 million (US$ 14.1 million) in 1Q03 compared to R$ 43.7 million in 1Q02, an 8.0% increase, as a consequence of higher sales volume associated with the change in the handset profile demanded by the clients with an increase to the sale of terminals of cutting-edge technology.

Wireless Data

In 2003, Tele Sudeste Celular focused on launching and managing wireless transmission services with special consideration for the message services aimed a younger and teenage population (for SMS and WAP) plus connectivity and productivity tools veered towards the corporate clients (use of 1XRTT structure).

Operating Costs

Operating costs totaled R$ 296.5 million (US$ 88.4 million) in 1Q03, a 7.5% increase when compared to 1Q02.

The cost of handset sold stood at R$ 75.5 million (US$ 22.5 million) in the 1Q03, representing an increase of 33.9% compared to the 1Q02, reflecting the currency devaluation and a growth in the number of handsets sold.

Cost of services reached R$ 100.9 million (US$ 30.1 million) in the 1Q03, this representing a 10.2% increase compared to the 1Q02. This increase is primarily due to an increase in mobile operators’ interconnection tariff as of February of 2003. If compared to the 4Q02, cost of services increased 10.6%.

Selling expenses reached R$ 59.3 million (US$ 17,7 million) in 1Q03, a 10.7% drop compared to the 1Q02, basically due to lower marketing expenses and provisions for doubtful accounts. As to the 4Q02, the selling expenses had a decrease of 39.1%, due to seasonality of this period.

The delinquency level reached 1.5% of the gross revenues in 1Q03, a 1.4 p.p. reduction compared to the same period of 2002, reflecting collecting operations that took place during the year, improvement to the post-paid client base and also due to the credit control strategy for dealers and corporate clients.

EBITDA

EBITDA totaled R$ 167.0 million (US$ 49.8 million), a R$ 3,2 million drop compared to the 1Q02 and an increase of 52.4% for the 4Q02.

The EBITDA margin was reduced from 38.1% in 1Q02 to 36% in the 1Q03. EBITDA margin decrease is due to higher operational costs. As to the 4Q02, the EBITDA margin increased 14 p.p. (R$ 57.4 million).

Financial Expenses

Net financial expenses totaled R$ 11.4 million (US$ 3.4 million) in the 1Q03, an R$ 7.4 million increase compared to 1Q02, basically due to an increase in the interest rate during the period.

Net Income

The Company reported a net income of R$ 29.9 million (US$ 8.9 million) in 1Q03.

Capital Expenditures

Capital Expenditures in this quarter were at R$ 66.2 million (US$ 19.7 million), representing 14.3% of the net revenues compared to 7.9% of 1Q02.

Depreciation increased R$ 16.8 million (US$ 5.0 million) in the quarter compared to 1Q02, as a consequence of higher depreciation of equipments due to capital expenditures made by the Company. This increase was also influenced by the change in the accounting practices, changing the useful life of leased handsets from 24 months to 18 months, representing an impact of R$ 8.0 million.

Debt

TSD’s gross consolidated debt at the end of March 2003 stood at R$ 390.8 million (US$ 116.5 million). This is a 15.1% decrease compared to the R$ 460.5 million at the end of 2002.

On March 31, 2003, 100% of the debt was quoted in foreign currency and covered by hedge operations.

The net debt, taking into account cash and hedging results, totaled R$ 193.3 million (US$ 57.6 million) by the end of the quarter, a 9.4% drop when compared to R$ 213.4 million in 4Q02.

The gearing ratio (Net Debt/(Net Debt+Equity)) was 9.7% in 1Q03 compared to 10.7% in 4Q02.

The breakdown of TSD’s consolidated gross and net debt stands as shown below:

Loans and Financing (in R$ million)
	Mar 31, 2003	Dec 31, 2002
	Dollar	Dollar
	Denominated	Denominated
Financing with suppliers	32.3	33.3
Financial Institutions	358.5	427.2
Associated Companies

Total	390.8	460.5

(in Reais)	Mar 31, 2003	Dec 31, 2002
Short Term	152.1	200.9
Long Term	238.6	259.6

Total Indebtedness	390.8	460.5
Cash and Hedge	197.5	247.1

Net Debt	193.3	213.4

Schedule for long-term debt repayment:	March, 31 2003
	Dollar
	Denominated
2004	176.9
2005	61.7
after 2005	-
Total	238.6

Tables to follow:

Table 1: TSD’s Income Statement
Table 2: TSD’s Consolidated Balance Sheet

Contacts:

Fernando Abella – Investor Relations Officer fernando.abella@vivo.com.br (5511) 3059-7061 Edson Alves Menini – Investor Relations Adviser emenini@vivo.com.br (5511) 3059-7531
Fabíola Michalski fmichalski@vivo.com.br (5511) 3059-7975	Cláudio Wenzel Lagos clagos@vivo.com.br (5511) 3059-7480

Information available at website: www.vivo-rjes.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company’s management. The words “anticipates,” “believes,” “estimates”, “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of TSD operations may be different from the Company’s current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and TSD does not undertake any obligation to update them in light of new information or future developments.

TABLE 1: TSD’S CONSOLIDATED INCOME STATEMENT
(Brazilian Corporate Law)

	1Q 03	4Q 02%		1Q 02%
	R$	R$	Change	R$	Change
	__________	__________	__________	__________	__________
Total gross operating revenues	633.9	649.3	-2.4%	574.4	10.4%
Net operating revenues from telecommunication services	416.3	420.4	-1.0%	402.2	3.5%
Net operating revenues from sales of equipment	47.2	78.3	-39.7%	43.7	8.0%
Total net operating revenues	463.5	498.7	-7.1%	445.9	3.9%
Operating Costs	(296.5)	(389.1)	-23.8%	(275.8)	7.5%
Personnel	(29.8)	(25.3)	17.8%	(22.7)	31.3%
Cost of services	(100.9)	(91.2)	10.6%	(91.6)	10.2%
Cost of equipment sold	(75.5)	(139.5)	-45.9%	(56.4)	33.9%
Selling expenses	(59.3)	(97.3)	-39.1%	(66.4)	-10.7%
General and administrative expenses	(32.2)	(38.2)	-15.7%	(35.4)	-9.0%
Other operating expenses, net	1.2	2.4	-50.0%	(3.3)	n.a
Earnings before interest, tax, depreciation, amort. and equity
consolidation - EBIT	167.0	109.6	52.4%	170.1	-1.8%
Depreciation and amortization	(109.7)	(97.9)	12.1%	(92.9)	18.1%
Operating income before interest, tax and equity
consolidation - EBIT	57.3	11.7	389.5%	77.2	-25.8%
Net interest expense	(11.4)	(4.7)	142.6%	(4.0)	184.1%
Operating income	45.9	7.0	555.2%	73.2	-37.3%
Net non-operating income	(0.1)	(0.1)	-32.0%	0.0	nm
Income before income taxes	45.8	6.9	563.7%	73.2	-37.5%
Income and social contribution taxes	(15.9)	2.1	n.m	(26.4)	nm
Net income for the period	29.9	9.0	232.2%	46.8	-36.1%

Dollar		3.3531

Source: PTAX

TABLE 2: TSD’s CONSOLIDATED BALANCE SHEET
(Brazilian Corporate Law)

(in R$ million)

ASSETS	Mar. 31,2003	Dec. 31,2002

Current Assets	881.8	848.5

Cash and cash equivalents	104.2	123.2
Net accounts receivable trade	251.8	272.9
Inventory	100.8	59.3
Taxes deferred and receivable	270.7	261.6
Prepaid expenses	66.2	44.9
Hedge agreements	29.4	44.0
Other assets	58.7	42.7

Non Current Assets	345.4	378.2

Taxes deferred and receivable	258.7	273.9
Hedge agreements	63.9	79.9
Prepaid expenses	13.4	14.9
Other assets	9.4	9.4

Permanent Assets	1,542.8	1,585.4

Investments	0.4	0.4
Other Investments	0.4	0.4
Property, plant and equipment, net	1,541.4	1,585.1
Deferred assets	1.0	0.0

Total Assets	2,769.9	2,812.1

LIABILITIES	Mar. 31,2003	Dec. 31,2002

Current Liabilities	700.2	750.1

Payroll and related accruals	15.6	21.7
Accounts payable	260.4	251.7
Taxes and contributions payable	19.7	26.2
Interest on net worth and dividends payable	31.8	31.9
Loans and financing	152.1	200.9
Provision for contingencies	31.0	26.5
Other liabilities	189.5	191.0

Non Current Liabilities	260.1	282.3

Loans and financing	238.6	259.6
Provision for contingencies	20.1	21.5
Other liabilities	1.4	1.3

Shareholders' Equity	1,809.6	1,779.7

Share capital	778.8	685.3
Capital Reserves	284.6	378.1
Income Reserves	79.2	79.2
Retained earnings	667.0	637.1

Total Liabilities	2,769.9	2,812.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2003

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.